T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

04045832

Securities and Exchange Commission
Office of International
Corporate Finance
Attention: Filing Desk

450 Fith Street, NW
Washington, DC 20549

USA

SEC MAIL PROCESSING
RECEIVED
OCT 25 2004
WASH. D.C. 208 SECTION

Your ref.
Our ref. IR/as
Telephone Phone: +49 (0) 61 51/6 80-29 32, Fax: -83 09
Date 18.10.2004
Subject Ad-hoc-Releases of T-Online International AG

SUPPL

Dear Sir/Madam,

Last Week I sent you the enclosed letter with the documents mentioned in that letter.

Please, could you confirm that you received this mail.

You can sent it to the following address

T-Online International AG
Investor Relations
Attention: Annette Schradin
Waldstrasse 31
64331 Weiterstadt
Germany

or via fax on +49 6151 680 2932.

PROCESSED
NOV 02 2004
THOMSON
FINANCIAL

In advance many thanks for your help.

Yours sincerely,

Annette Schradin
Investor Relations
T-Online International AG

dlw 11/1

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

Securities and Exchange Commission
Office of International
Corporate Finance
Attention: Filing Desk

450 Fith Street, NW
Washington, DC 20549

USA

Copy

Your ref.
Our ref. IR/as
Telephone Phone: +49 (0) 61 51/6 80-29 32, Fax: -83 09
Date 12.10.2004
Subject Ad-hoc-Releases of T-Online International AG

Dear Sir/Madam,

Please find enclosed the Ad-hoc-Releases of T-Online International AG of October 9th and 10th, 2004.

Yours sincerely,

Investor Relations
T-Online International AG

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693